

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Steven Arenal
President
Tenaya Group, Inc.
626 Wilshire Blvd., Suite 410
Los Angeles, CA 90017

> **Re: Tenaya Group, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed June 20, 2023**
> **File No. 000-56524**

Dear Steven Arenal:

We issued comments to you on the above captioned filing on July 5, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 23, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Byron Thomas